Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE THIRD QUARTER 2018

Net profit of $26.1m; EBITDA of $17.0m;
Closed Acquisition of RT Holdings; Number of Subscribers at 1.75 million

AZOUR, Israel – November 26, 2018 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2018.

Highlights of the third quarter of 2018
•	Closed acquisition of the majority stake in Road Track Holdings in mid-September with minimal impact on the financial results of the quarter;
•	Revenue of $53.4 million and operating profit of $13.7 million (margin of 25.7%)
•	Net profit of $26.1 million (including one-time income of $13.8 million);
•	EBITDA of $17.0 million (31.8% of revenue); in local currency terms, EBITDA grew by 13%;
•	Dividend of $5 million declared for the quarter;

Third Quarter 2018 Results
The closing of the acquisition of Road Track Holdings on September 13, 2018, brought slightly over half a million subscribers and the subscriber base reached 1,752,000 subscribers as of September 30, 2018 compared with 1,137,000 subscribers as of September 30, 2017. Because the acquisition happened toward the end of the third quarter, there was minimal impact on the consolidated profit and loss statement for the quarter.

Revenues for the third quarter of 2018 were $53.4 million, compared with revenues of $60.6 million in the third quarter of 2017. 73% of revenues were from location based service subscription fees and 27% were from product revenues.

The significant strengthening of the US dollar versus the Brazilian real and the Argentinean peso during the third quarter versus the prior quarter as well as the third quarter of 2017 reduced the overall revenue level in US dollars and impacted the growth rate of the revenues in US dollar terms.

Revenues from subscription fees were $39.1 million, compared with $43.8 million in the third quarter last year. Excluding the exchange rate impact, the revenues from subscription fees would have grown by 3.4% year-over-year.

Revenue from products were $14.3 million compared with $16.8 million in the third quarter of last year. The New Year holiday season in Israel fell fully in the third quarter of 2018, while it was divided between the third and fourth quarter of last year, leading to less days of sales in Israel and lower product revenue during the current quarter. In addition, the above mentioned exchange rate volatility also impacted the product revenues. In local currency terms, product revenues would have declined by 13% year-over-year.

Gross profit for the third quarter of 2018 was $28.9 million (54.1% of revenues), compared with $30.5 million (50.4% of revenues) in the third quarter of 2017.

The gross margin on subscription fees were 65.3% compared with 66.7% in the same period last year. The gross margin on product sales were 23.4% compared with 7.6% in the same period last year. The change in gross margin was mainly due to the product sales mix sold during the quarter.

Operating profit for the third quarter of 2018 was $13.7 million (25.7% of revenues), compared with an operating profit of $13.9 million (22.9% of revenues) in the third quarter of 2017. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased 15% over the third quarter of 2017.

During the quarter, Ituran had a one-time other income of $13.8 million. This was related to an accounting gain from an acquisition following the gain of control of Ituran’s joint venture with Road Track Holdings in Brazil and Argentina, which under GAAP rules, is accounted for at market value and was therefore revalued. The total gain is net of transaction related expenses.

During the quarter, share in affiliates, net was an income of $1.6 million versus an income of $1.0 million in the same quarter of last year.

EBITDA for the quarter was $17.0 million (31.8% of revenues), compared to an EBITDA of $17.4 million (28.7% of revenues) in the third quarter of 2017. Excluding the impact of the change in exchange rates over the period, the EBITDA would have increased by 13%.

Net profit was $26.1 million in the third quarter of 2018 (48.8% of revenues) or fully diluted EPS of $1.24. This is compared with a net profit of $10.5 million (17.4% of revenues) or fully diluted EPS of $0.50 in the third quarter of 2017.

Cash flow from operations for the quarter was $14.8 million.

As of September 30, 2018, the Company had cash, including marketable securities, of $57.4 million. The company also had short and long-term debt of $84.9 million. On a net basis, the net debt of the company was $27.5 million, compared with net cash of $40.4 million as of December 31, 2017.

Ituran consolidated non-GAAP Pro-Forma Financials

On September 13, 2018, Ituran closed its acquisition of 81.3% of Road Track Holdings. In order to aid investor’s understanding of how to model Ituran following the acquisition, the consolidated non-GAAP pro-forma financials of Ituran and Road Track Holdings for the first nine months of 2018 are included in the table below.

US$ millions	Actual results (9 months ended September 30, 2018)		Non-GAAP Pro-forma results (9 months ended September 30, 2018)	Non-GAAP pro-forma at constant currency ex-rates (based on average 2017 exchange rates)
Revenue	174.2		270.4	286.8
EBIT	44.1		59.2	65.9
Net profit	49.3	*	41.9	46.6

*Please note that the actual net profit in the table above includes a $13.8 million one-time income while the non-GAAP pro-forma does not include this.

Dividend
For the third quarter of 2018, a dividend of $5.0 million was declared in line with the Company’s stated current policy of issuing at least $5 million on a quarterly basis.

Management Comment
Eyal Sheratzky, Co-CEO of Ituran said, “Ituran continues to grow and is performing well. Again, significant local currency weakness versus the dollar had an impact on our financials. As the solid improvement in our margins indicates, the health of the underlying business is strong and allows us to continually grow profitably for the long-term, independent of the short-term volatility.”

Continued Mr. Sheratzky, “We closed the third quarter consolidating Road Track, a company we had been working with closely for five years in Brazil and Argentina. Ituran is now a Company on a completely new scale adding significant operations throughout Latin America. While the impact on our P&L was not significant in the current quarter, we ended the quarter with over 1.7 million subscribers. In only a few weeks since the close, we are already working on leveraging the synergies, given our new scale in the telematics market in Latin America. We look forward to our continued growth and expansion for the foreseeable future.”

Conference Call Information

The Company will also be hosting a conference call later today, November 26, 2018 at 10 am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0610
At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1.7 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has over 3,400 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2018

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2018

Table of Contents

Page
Condensed Consolidated Interim Financial Statements:
Balance Sheets	2-3
Statements of Income	4
Reconciliation of NON-GAAP results	5-6
Statements of Cash Flows	7-8

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2018	2017

Current assets
Cash and cash equivalents	55,743	36,906
Investments in marketable securities	1,674	3,559
Accounts receivable (net of allowance for doubtful accounts)	62,782	41,009
Other current assets	45,591	41,394
Inventories	35,066	14,244
	200,856	137,112
Long-term investments and other assets
Investments in affiliated companies	4,088	14,839
Investments in other company	2,400	1,382
Other non-current assets	2,998	939
Deferred income taxes	14,550	8,398
Funds in respect of employee rights upon retirement	9,588	9,627
	33,624	35,185

Property and equipment, net	52,607	39,047

Intangible assets, net	29,389	38

Goodwill	70,875	3,777

Total assets	387,351	215,159

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	September 30,	December 31,
(in thousands)	2018	2017

Current liabilities
Credit from banking institutions	8,022	48
Accounts payable	27,990	23,264
Deferred revenues	42,135	12,796
Other current liabilities	38,236	29,644
	116,383	65,752
Long-term liabilities
Long term loan	76,895	-
Liability for employee rights upon retirement	15,020	14,062
Provision for contingencies	326	400
Deferred income taxes	3,079	-
Deferred revenues	7,030	1,241
Others non-current	390	475
	102,740	16,178

Stockholders’ equity	155,130	125,790
Non-controlling interests	13,098	7,439
Total equity	168,228	133,229

Total liabilities and equity	387,351	215,159

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2018	2017	2018	2017

Revenues:
Location-based services	126,315	125,284	39,126	43,847
Wireless communications products	47,855	48,774	14,250	16,764
	174,170	174,058	53,376	60,611

Cost of revenues:
Location-based services	41,408	41,889	13,569	14,584
Wireless communications products	43,485	43,362	10,914	15,483
	84,893	85,251	24,483	30,067

Gross profit	89,277	88,807	28,893	30,544
Research and development expenses	3,727	2,444	1,628	676
Selling and marketing expenses	8,423	9,551	2,941	3,273
General and administrative expenses	33,385	35,096	10,795	12,705
Other income, net	(308)	(146)	(190)	(3)
Operating income	44,050	41,862	13,719	13,893
Other income, net	13,833	-	13,833	-
Financing income, net	2,134	1,091	1,566	250
Income before income tax	60,017	42,953	29,118	14,143
Income tax expenses	(12,416)	(12,388)	(3,906)	(3,944)
Share in gains of affiliated companies ,net	3,868	5,487	1,644	998
Net income for the period	51,469	36,052	26,856	11,197
Less: Net income attributable to non-controlling interest	(2,124)	(2,082)	(805)	(667)
Net income attributable to the Company	49,345	33,970	26,051	10,530

Basic and diluted earnings per share attributable to Company’s stockholders	2.35	1.62	1.24	0.50

Basic and diluted weighted average number of shares outstanding (in thousands)	20,982	20,968	21,010	20,968

ITURAN LOCATION AND CONTROL LTD.

RECONCILIATION OF NON-GAAP RESULTS

	US dollars		US dollars
	Nine months ended September 30,		Three months ended September 30,
(in thousandsexcept per share data)	2018	2017	2018	2017

GAAP Revenues:	174,170	174,058	53,376	60,611
Valuation adjustment on acquired deferred revenue	-	-	-	-
Non –GAAP revenue	174,170	174,058	53,376	60,611

GAAP gross profit	89,277	88,807	28,893	30,544
Valuation adjustment on acquired deferred revenue	-	-	-	-
Non –GAAP gross profit	89,277	88,807	28,893	30,544

GAAP operating income	44,050	41,862	13,719	13,893
Operation profit adjustments
Amortization of other intangible assets	310	-	310	-
Non-GAAP operating income	44,360	41,862	14,029	13,893

GAAP net income attributable to the company's shareholders	49,345	33,970	26,051	10,530
Operation income adjustment	310	-	310	-
Other income, net	(13,833)	-	(13,833)	-
Non-GAAP net income attributable to sapiens' shareholders	35,822	33,970	12,528	10,530

ITURAN LOCATION AND CONTROL LTD.

Summary of NON –GAAP Financial Information

	US dollars		US dollars
	Nine months ended September 30,		Three months ended September 30,
(in thousands except per share data)	2018	2017	2018	2017

revenue	174,170	174,058	53,376	60,611
Gross profit	89,277	88,807	28,893	30,544
Operation income	44,360	41,862	14,029	13,893
Net income to shareholders	35,822	33,970	12,528	10,530
Adjusted EBITDA	54,016	51,844	16,996	17,408

Basic and diluted earnings per share	1.71	1.62	0.60	0.50

Adjusted EBITDA Calculation

	US dollars		US dollars
	Nine months ended September 30,		Three months ended September 30,
(in thousands except per share data)	2018	2017	2018	2017

GAAP operation profit:	44,050	41,862	13,719	13,893
Non –GAAP adjustments

Amortization of other intangible assets	310	-	310	-

Non –GAAP operating profit	44,360	41,862	14,029	13,893

Depreciation	9,656	9,982	2,967	3,515
Adjusted EBITDA	54,016	51,844	16,996	17,408

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands)	2018	2017	2018	2017

Cash flows from operating activities
Net income for the period	51,469	36,052	26,856	11,197

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	9,966	9,982	3,277	3,515
Losses (gain) in respect of trading marketable securities	(321)	(201)	20	(134)
Increase in liability for employee rights upon retirement	290	827	363	339
Share in gains of affiliated companies, net	(3,868)	(5,487)	(1,644)	(998)
Deferred income taxes	1,411	(268)	(408)	(488)
Capital gains (losses) on sale of property and equipment, net	107	(57)	38	4
Capital gains on Acquisition of non-controlling interests	(14,677)	-	(14,677)	-
Decrease (increase) in accounts receivable	(2,131)	(8,908)	3,623	(3,391)
Decrease in other current assets	(5,265)	(8,194)	(1,286)	(2,383)
Decrease (increase) in inventories	(2,852)	545	(2,867)	2,009
Increase in accounts payable	191	1,667	2,054	180
Increase (decrease) in deferred revenues	(2,065)	2,686	(138)	450
Increase (decrease) in other current liabilities	2,465	535	(389)	1,603
Net cash provided by operating activities	34,720	29,179	14,822	11,903

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(372)	(619)	(525)	(256)
Capital expenditures	(15,311)	(10,796)	(5,329)	(4,047)
Acquisitions of a subsidiary – Appendix A	(68,969)	-	(68,969)	-
Investments in affiliated companies	(1,250)	(97)	-	-
Investments in other companies	(1,097)	(1,061)	(200)	-
Investment in marketable securities	(22,618)	(6,607)	(243)	(3,418)
Sale of marketable securities	24,046	3,424	-	1,305
Deposit	(175)	132	30	94
Proceeds from loans to affiliated companies	7,317	4,305	4,055	3,743
Proceeds from sale of property and equipment	341	305	125	124
Net cash used in investment activities	(78,088)	(11,014)	(71,056)	(2,455)

Cash flows from financing activities
Short term credit from banking institutions, net	(34)	125	(1)	132
Receipt of long-term credit from banking institutions	81,695	-	81,695	-
Dividend paid	(15,097)	(17,613)	(5,030)	(5,032)
Dividend paid to non-controlling interest	(1,517)	(1,172)	(545)	(420)
Net cash provided by (used in) financing activities	65,047	(18,660)	76,119	(5,320)

Effect of exchange rate changes on cash and cash equivalents	(2,842)	1,229	(248)	577

Net increase in cash and cash equivalents	18,837	734	19,637	4,705
Balance of cash and cash equivalents at beginning of the period	36,906	31,087	36,106	27,116
Balance of cash and cash equivalents at end of the period	55,743	31,821	55,743	31,821

Supplementary information on financing and investing activities not involving cash flows:

In August 2018, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in October 2018.

ITURAN LOCATION AND CONTROL LTD.

Appendix A -  Acquisitions of a subsidiary

US dollars
Nine and three months ended September 30, 2018
(in thousands)

Working capital (excluding cash and cash equivalents), net	(858)
Related parties	2,855
Intangible assets, net	29,610
Property and equipment , net	13,766
Liability for employee rights upon retirement	(1,337)
Goodwill	67,067
Consideration paid by issues of treasury stock	(12,038)
Deferred income taxes	4,700
Other non-current assets	2,132
Previous investments in acquired companies	(24,734)
Deferred revenues	(6,514)
Non-controlling interests	(5,680)

Net cash used to pay for the Acquisition	68,969